Loyalty Program

October 6, 2006

Jan Woo

Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

RE:	Global Club, Inc.

Registration Statement on Form S-1

Filed September 9, 2008

File No. 333-153385

Dear Jan Woo,

Thank you for your comments and assistance in regards to our above filing. We have endeavored to edit our submission in consideration of your recommendations. Please find below an outline briefly describing our edits as per your comments relating to the amended registration statement. The numbers below correspond to the comments provided by the Commission.

Forepart of Registration Statement

•

We have checked the appropriate box on the cover page of the filing to comply with the fact that the securities are being offered on a continuous or delayed basis pursuant to Rule 415 of the Securities Act of 1933.

Prospectus Cover Page

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We have revised the statement that the company is not required to sell any specific number of securities to state that there is no minimum number of shares that must be sold and that the company will retain the proceeds from the sale of any of the offered shares.

www.globalclubloyalty.com

info@globalclubloyalty.com

Phone 775-333-1198

Loyalty Program

Prospectus Summary

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We have provided a brief overview of our proposed plan of operations, explaining succinctly our proposed business model and describing the steps of our business plan that we plan to take in developing a product and workable “loyalty program”.

Risk Factors

General

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We have added a risk factor to alert investors about the increases in administrative costs that will be experienced after the effective date, indicating what the Company anticipates to be the minimum amount of such increased expenses.

There is substantial uncertainty about the ability of Global Club to continue...page 8

•	We have disclosed the minimum dollar amount of funding that we believe we will require in order to conduct the proposed operations for a minimum period of one year.

Because our management has only agreed to provide their services...page 12

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The company’s sole officer and director, Orlando Junhiti Narita, devotes approximately 10 hours per week (about 30% of his business time) to the affairs of the company. We have reconciled all the information on pages 12, 22 and 37.

Description of Business, page 18

Competitive Advantages, page 21

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We have edited the phrase “the broadest and most flexible Reward Incentive Program ever on the market” to put it in a more appropriate context, including an overview of material uncertainties that may prevent its achievement.

www.globalclubloyalty.com

info@globalclubloyalty.com

Phone 775-333-1198

Loyalty Program

Plan of Operations, page 35

•	We have provided a brief discussion of how the company plans to generate revenue after implementation of our plan of operations.

Capital Resources and Liquidity, page 35

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We have amended our document to state the minimum period the company will be able to conduct planned operations using currently available capital resources. We have also amended our document to include the company’s capital needs over the next 12 months. We have also outlined the impact on our business plans and the course of action we intend to take if we sell less than all the securities being offered. We have also addressed any material costs associated with becoming a publicly trading company and how we would intend to pay such costs.

•	The Company has amended its document outlining the its contemplated plans in seeking private placements as a source of future funding for the company.
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The Company has revised its document to discuss its most significant business challenges over the next year including but not limited to the demand and uncertainties that may affect the company’s financial condition and the challenges of being a reporting public company.

Undertakings page 43

•	We have amended our undertaking to better reflect the applicable undertakings required by item 512 of regulation SK.

Thank you.

/s/ Orlando Junhiti Narita

Orlando Junhiti Narita

President

www.globalclubloyalty.com

info@globalclubloyalty.com

Phone 775-333-1198